

January 23, 2018

Mail Stop 4631

<u>Via E-mail</u>
Rick T. Dillon
Executive Vice President
Actuant Corporation
P.O. Box 3241
Milwaukee, Wisconsin 53201

      Re: **Actuant Corporation**
             Form 10-K for Fiscal Year Ended August 31, 2017
             Filed October 26, 2017
             File No. 1-11288

Dear Mr. Dillon:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Terence O'Brien

                  Terence O'Brien
                  Branch Chief
                  Office of Manufacturing and
                  Construction